BAUGH DALTON JONES & HALEY, P.C.
Attorneys At Law

South Terraces, Suite 170
115 Perimeter Center Place
Atlanta, Georgia 30346-1238
Richard W. Jones	Telephone 770-817-1195
Facsimile 770-804-0509

January 17, 2012

Ms. Suzanne Hayes
Assistant Director
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Capital Financial Holdings, Inc. (“CFH” or the “Company”)
Annual Report on Form 10-K for the Year Ended December 31, 2010
Filed March 23, 2011 and
Quarterly Report on Form 10-Q for the Year Ended September 30, 2011
Filed November 8, 2011
File No. 000-25958

Dear Ms. Hayes:

This firm represents Capital Financial Holdings, Inc. which filed a Form 10-K on March 23, 2011 for the year ending December 31, 2010.  In addition, CFH filed its quarterly report on Form 10-Q on November 8, 2011 for the period ending September 30, 2011.  Your office provided comments to the above-referenced filings by your letter dated January 3, 2012 (the “Comment Letter”).  At this time we are submitting, on behalf of CFH, our responses to your Comment Letter, which are keyed to the paragraphs of the Comment Letter.  In addition, we are hereby providing appropriate supplemental information as necessary.

Accordingly, our responses are as follows:

Form 10-K for Fiscal Year Ended December 31, 2010.
General.

1.           In future filings, we will include a signature on our Annual Reports for the individual who is designated as our controller or principal accounting officer.

Business Development.

2.           By amendment, we will file as exhibits, the following agreements:  Management Rights Agreement to the IPS Millennium and IPS New Frontier Fund, the Asset Purchase Agreement with United Heritage Financial Services, and the Asset Purchase Agreement with Corridor Investors, LLC.  These agreements will be filed as exhibits to the Annual Report on Form 10-K pursuant to Item 601(b)(2) of Regulation S-K.

Ms. Suzanne Hayes
January 17, 2012
Page

Definitive Proxy Statement on Schedule 14A
Item 10.  Directors, Executive Officers and Corporate Governance
Election of Officers

3.           In future filings, we will briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the persons being nominated as directors should serve as directors in accordance with Item 401(e) of Regulation S-K.

Executive Officers

4.           Future filings will include the ages of our executive officers pursuant to Item 401(b) of Regulation S-K.

Financial Statements and Notes
Note 6—Income Taxes

5.           The Company did not provide for a valuation allowance on the deferred tax assets as reported in our December 31, 2009 & 2010 10-K primarily for the following reasons:

•  The consolidated taxable income for the Company for three years prior to 2010 was approximately $190,000, $948,000, and $609,000 for the years ended December 31, 2009, 2008, and 2007, respectively.  For the year ended December 31, 2010 the Company had a consolidated taxable net operating loss of approximately $200,000 which was significantly less than the book loss reported in the 10K of $995,000.  Based on prior years the Company has generally had significant taxable income.

• The book loss before income tax provision generated during 2010 of approximately $923,400 was primarily the result of impairment expense of approximately $754,000 and also a loss on the payment received in connection with the prior sale of the mutual fund division of approximately $112,000.  Both of these losses were non-recurring expense charges.

• As of March 2011, at the time the 10-K was filed, the consolidated company was budgeted to be profitable in 2011.  We expected market conditions and trading activity to improve in 2011 when compared to 2010, and therefore expected the operations of our broker dealer subsidiary, Capital Financial Services, Inc. to improve.

Ms. Suzanne Hayes
January 17, 2012

As reported in footnote 6 to the financial statements, approximately $69,000 of current deferred tax assets was estimated as a result of a consolidated net operating loss for 2010 of approximately $200,000.  Because of taxable income earned in prior years, this net operating loss could be carried back to 2008 and immediately utilized for a tax refund.

As far as the long-term deferred assets of approximately $579,000 (net of long-term liabilities) as reported in footnote 6 to the financial statements, it was determined based on the items listed above along with expectations of future consolidated taxable income that could be used to offset future tax deductions, that deferred tax assets will be realized and thus, a deferred tax valuation allowance was not considered necessary for long-term deferred assets.

Note 7—Stock Warrants, Stock Splits and Stock Options

6.           There was an error in footnote 7 to the financial statements and as of December 31, 2011, there was no outstanding balance of warrants as previously indicated.  This footnote will be amended to reflect these facts.

Note 12—Goodwill

7.           In determining the 2010 impairment loss of $753,518, the third party appraiser used the discounted cash flow method to provide their opinion of the enterprise value of our subsidiary, Capital Financial Services, Inc., while providing an opinion of the fair market value of the Company’s common stock owned by the ESOP during the termination process of the Company’s ESOP plan.

The Company tests its Goodwill annually at the end of the second quarter, and also performs an interim test each year-end.  We performed the interim year-end test in two steps.  Our first step was to calculate the equity value of this reporting unit by adding to the enterprise value the Company’s cash and cash equivalents, and subtracting the debt and the then broker-dealer net capital requirement.  The next step was to compare the estimated fair value of the reporting unit to its carrying value.  Based on this method we found a $753,518 difference.

8.           As we did not solely use the third party appraisal to determine the value of our reporting unit, we will delete all references to the use of outside valuation firms in future filings.

Ms. Suzanne Hayes
January 17, 2012

9.           The purchase of assets from UHFS in 2007, as disclosed in footnote 4 to the financial statements contained in the 2010 10-K, required the issuance of 500,000 shares of restricted stock in the Company along with a deferred cash payout totaling $900,000 to be paid over 21 quarterly installments (19 full quarters and two partial quarters).  The original liability associated with this future payout was recorded at $900,000 as of March, 2007 with a corresponding increase to goodwill for $900,000.  In March 2007, $175,000 was also recorded as an increase to goodwill as a result of the issuance of 500,000 shares.  The maximum payout each quarter is $45,000 for full quarters and prorated for partial quarters.  Each subsequent quarter after the acquisition, the liability has been reduced by $45,000.  The recorded balance of goodwill has been decreased each quarter for the difference between the maximum payout of
$45,000 and the actual cash payment made (if less than the maximum payment).  We believe the recording of goodwill as measured by the maximum liability is in accordance with current professional standards and was the best estimate at the time of this acquisition based on expected sales/commissions/results for these periods.  We believe the subsequent adjustments to goodwill after the acquisition are appropriately recognized in each period as revisions of an estimate.

Quarterly Results of Consolidated Operations

10.           In light of the fact that per share amounts of operating income (loss), other expense and income tax benefits are not required to be disclosed for GAAP purposes they will not be included in future filings.

Form 10-Q for Fiscal Quarter Ending September 3, 2011.
Financial Statements and Notes.
Note 9—Debt, page 11

11.           PawnMart contacted the management of the Company seeking a pre-payment of the outstanding debt.  Management negotiated a pre-payment based on a discounted rate of $715,000.00 as of June 6, 2011.  You requested that we explain the business reason why PawnMart would extinguish the remaining debt.  We have no way of determining PawnMart’s thought process in agreeing to this transaction, but we believe that the business purpose was to encourage an accelerated repayment of the outstanding debt.

The stock purchase agreement and promissory note dated October 21, 2011 was not part of negotiations relating to the pre-payment of the convertible promissory note.

*     *     *     *     *

Ms. Suzanne Hayes
January 17, 2012

Please review our comments and provide us any additional comments you feel are appropriate.  Once all the issues raised in your Comment Letter have been addressed, we will prepare amendments as appropriate to the Forms 10-K and 10-Q and file them as amended filings.

We trust the discussion above is responsive to your Comment Letter, and if you have any additional questions or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.

By:	/s/ Richard W. Jones
Richard W. Jones
RWJ:sd

CAPITAL FINANCIAL HOLDINGS, INC.
1 Main Street North
Minot, North Dakota  58703

January 17, 2012

Ms. Suzanne Hayes
Assistant Director
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:          Capital Financial Holdings, Inc. (“Registrant”)
Annual Report on Form 10-K for the Year Ended December 31, 2010
Filed March 23, 2011 and
Quarterly Report on Form 10-Q for the Year Ended September 30, 2011
Filed November 8, 2011
File No. 000-25958

Dear Ms. Hayes:

Capital Financial Holdings, Inc., as Registrant, hereby acknowledges the following in response to the staff’s earlier comment letter dated January 3, 2012, which was issued in connection with the above-noted filings:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the Registrant’s annual report;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CAPITAL FINANCIAL HOLDINGS, INC.

By:  /s/   John Carlson
John Carlson
Chief Executive Officer and President